 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-288838
PROXY STATEMENT/PROSPECTUS SUPPLEMENT
(to Proxy Statement/Prospectus dated August 6, 2025)
Supplement
to
Proxy Statement for Special Meeting of Shareholders of Susquehanna Community Financial, Inc.
and
Citizens & Northern Corporation
Prospectus for 2,273,051 Shares of Citizens & Northern Common Stock
This Supplement to Proxy Statement/Prospectus, or “supplement”, is dated as of August 28, 2025 and is first being mailed or otherwise delivered to shareholders of Susquehanna on or about August 29, 2025.
This supplement amends and supplements the proxy statement/prospectus of Citizens & Northern Corporation and Susquehanna Community Financial, Inc. (which we refer to as C&N and Susquehanna, respectively), dated August 6, 2025, and mailed to Susquehanna shareholders on or about August 8, 2025, in connection with the proposed merger of Susquehanna with and into C&N to be voted upon at the meeting of Susquehanna shareholders to be held via live webcast on Thursday, September 18, 2025, at 10:00 a.m., local time. C&N filed the proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) as part of a registration statement on Form S-4 (Registration No. 333-288838). To the extent of any conflict between this supplement and the proxy statement/prospectus, the terms of this supplement shall control. All terms used herein and not otherwise explained or defined shall have the meaning given to them in the proxy statement/prospectus.
As explained below, C&N and Susquehanna amended the merger agreement on August 22, 2025 to provide that fractional shares of C&N common stock will not be issued in the merger, but rather, any fractional shares of C&N to be issued in the merger will instead be cashed out at a price equal to such fraction of a share of C&N common stock multiplied by $19.48.
This supplement does not contain complete information about the merger of C&N and Susquehanna, the parties themselves or the C&N common stock to be issued as consideration in the merger. You should review this supplement together with the proxy statement/prospectus before making a decision to approve the merger agreement. Except as set forth in this supplement, C&N and Susquehanna make no other updates or changes to the proxy statement/prospectus. If you have already voted and would like to change or revoke your vote on any proposal to be acted upon at the Susquehanna special meeting, please refer to the disclosure in the proxy statement/prospectus under “SUSQUEHANNA’S SPECIAL MEETING — How to Change Your Vote” for instructions on how to do so.
For the reasons set forth in the proxy statement/prospectus, the board of directors of Susquehanna continues to unanimously recommend that Susquehanna shareholders vote “FOR” Proposal 1 (the merger proposal) and Proposal 2 (the adjournment proposal).
Background
The merger agreement between C&N and Susquehanna originally provided that fractional shares resulting from the conversion of Susquehanna common stock into shares of C&N common stock in the merger would be issued. C&N and Susquehanna have subsequently determined that it is not practicable for C&N to issue fractional shares in the merger. As a result, C&N and Susquehanna have amended the merger agreement to provide that fractional shares of C&N common stock that would otherwise be issued to Susquehanna shareholders as merger consideration will, instead, be cashed out on the basis of an assigned value of $19.48 per full share. A copy of the amendment to the merger agreement is attached hereto as Exhibit A.
Supplemental Disclosures
The proxy statement/prospectus is amended as follows:
•
All references in the proxy statement/prospectus to the merger agreement shall mean the merger agreement, as modified by the amendment.

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The section titled “Summary — Susquehanna Shareholders Will Receive Shares of C&N Common Stock in the Merger (page 60)” on page 11 of the proxy statement/prospectus is amended to delete the statement that fractional shares will be issued in the merger and to add the following disclosure:

“In lieu of the issuance of any fractional share of C&N common stock, shareholders of Susquehanna will instead receive cash. Fractional shares will be cashed out on the basis of a value of $19.48 per each full share of C&N common stock. For each fractional share that would otherwise be issued, C&N will pay in cash an amount equal to the fraction of the share multiplied by $19.48.”
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The section titled “THE MERGER AGREEMENT — Consideration to Be Received in the Merger — Treatment of Susquehanna common stock” on page 60 of the proxy statement/prospectus is amended to delete the statement that fractional shares will be issued in the merger and to add the following disclosure:

“In lieu of the issuance of any fractional share of C&N common stock, shareholders of Susquehanna will instead receive cash. Fractional interests will be cashed out on the basis of a value of $19.48 per each full share of C&N common stock.”
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The subsection titled “Tax Consequences of the Merger Generally” set forth in the section titled “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 72 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

Tax Consequences of the Merger Generally
The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to complete the merger that Susquehanna and C&N receive an opinion from Barley Snyder LLP, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinion will be subject to customary qualifications and assumptions, including that the merger will be completed according to the terms of the merger agreement. The opinion will also be based on the assumption that the representations found in the representation letters of C&N and Susquehanna, are, as of the effective time, true and complete without qualification and that the representation letters of C&N and Susquehanna are executed by appropriate and authorized officers of C&N and Susquehanna. The opinion described above will not be binding on the IRS. C&N and Susquehanna have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. If any of the representations, warranties, covenants or assumptions upon which the opinion described above is based is inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting the opinion is breached or is waived by any party, the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each holder of Susquehanna common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.
As a “reorganization,” the material U.S. federal income tax consequences of the merger to U.S. holders of Susquehanna common stock are set forth in the remainder of this discussion:
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a holder who receives solely shares of C&N common stock (or receives C&N common stock and cash solely in lieu of a fractional share) in exchange for shares of Susquehanna common stock generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of C&N common stock (as discussed below);

•
the aggregate tax basis of the C&N common stock received in the merger (including fractional share interests in C&N common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the Susquehanna common stock for which it is exchanged; and

•
the holding period of C&N common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the Susquehanna common stock for which it is exchanged.

If holders acquired different blocks of Susquehanna common stock at different times and at different prices, a holder’s tax basis and holding period in C&N common stock may be determined with reference to each block of Susquehanna common stock.

Cash Instead of a Fractional Share
A holder of Susquehanna common stock who receives cash instead of a fractional share of C&N common stock will be treated as having received the fractional share of C&N common stock pursuant to the merger and then as having sold that fractional share for cash. As a result, generally such a holder will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of C&N common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for the shares (including the holding period of Susquehanna common stock surrendered therefor) is greater than one (1) year. In general, long-term capital gains for non-corporate taxpayers may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.
Backup Withholding
Payments of cash to a non-corporate holder of Susquehanna common stock in connection with the merger may be subject to information reporting and backup withholding (currently at a rate of twenty-four percent (24%)). A holder of Susquehanna common stock generally will not be subject to backup withholding, however, if the holder:
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furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

•
provides proof of an applicable exemption from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular tax circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the C&N common stock in connection with the merger or the other transactions described in the proxy statement/prospectus or the supplement or passed upon the adequacy or accuracy of the disclosure in proxy statement/prospectus or the supplement. Any representation to the contrary is a criminal offense.
The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
Additional Information about the Merger and Where to Find It
In connection with the proposed merger, C&N filed with the SEC a registration statement on Form S-4 (File No. 333-288838) with respect to the offering of C&N common stock as the merger consideration under the Securities Act of 1933, as amended, which includes a proxy statement of Susquehanna and a prospectus of C&N. A definitive joint proxy statement/prospectus was sent to the shareholders of Susquehanna seeking the required shareholder approval on or about August 8, 2025. Before making any voting or investment decision, investors and security holders are urged to read the registration statement and proxy statement/prospectus and other relevant documents filed or to be filed with the SEC because they will contain important information about C&N, Susquehanna, and the proposed merger.
Investors and security holders are able to obtain free copies of these documents, and any other documents, through the website maintained by the SEC at http://www.sec.gov, or by accessing C&N’s website at www.cnbankpa.com; use the tab labeled “About” and then select “Investor Relations”. Investors and security holders may also obtain free copies of these documents by directing a request by mail or telephone to Citizens & Northern Corporation, 90-92 Main Street Wellsboro, Pennsylvania 16901, attention: Glenn James (215) 680-0552, or Susquehanna Community Financial, Inc., 940 High Street, West Milton, Pennsylvania 17886, attention: Karla Landis, Corporate Secretary, (570)-568-2622.

Susquehanna, C&N and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders of Susquehanna in connection with the proposed merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation is set forth in the proxy statement/prospectus previously mailed to Susquehanna shareholders. Information concerning C&N’s directors and executive officers, including their ownership of C&N common stock, is set forth in its proxy statement previously filed with the SEC on March 14, 2025. Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus. You may obtain free copies of these documents from C&N or Susquehanna using the sources indicated above.

1 13302764.1 AMENDMENT TO AGREEMENT AND PLAN OF MERGER By and Between Citizens & Northern Corporation and Susquehanna Community Financial, Inc. DATED August 22, 2025 This Amendment, dated as of August 22, 2025, (this “Amendment”) to that certain Agreement and Plan of Merger between Citizens & Northern Corporation (“C&N”) and Susquehanna Community Financial, Inc. (“Susquehanna”), dated 23 April 2025, (the “Agreement”) is made pursuant to Section 12.3 of the Agreement, by the parties thereto to take immediate effect. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them by the Agreement. WHEREAS, at the time the Agreement was executed, the parties anticipated that fractional C&N shares would be available for issuance in exchange for Susquehanna shares upon consummation of the Merger. Upon further consideration, the parties agree that issuing fractional shares will not be practicable. Accordingly, the parties have agreed to amend the Agreement to that effect and to provide for payments of cash in lieu of fractional shares; and Now therefore, intending to be legally bound hereby, the parties do hereby amend the Agreement as follows: 1.0 Section 2.1(a)(i) of the Agreement is amended to read as follows: Subject to 2.1(a)(vii), each share of Susquehanna Common Stock issued and outstanding immediately prior to the Effective Time (each a “Susquehanna Share”, and collectively, the “Susquehanna Shares”) other than the Canceled Shares and Dissenting Shares, shall be converted into the right to receive, EXHIBIT 2.2

2 13302764.1 upon the surrender of the share certificate evidencing such Susquehanna Share (it being understood that any reference herein to a “certificate” of Susquehanna Shares shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Susquehanna Common Stock): the number of shares of C&N Common Stock equal to the Conversion Ratio (the “Merger Consideration”), as specified in this Article. 2.0 Section 2.1(a) (ii) is amended to read as follows: (ii) At the Effective Time, the Susquehanna Shares, other than the Canceled Shares and Dissenting Shares, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such Susquehanna Shares shall thereafter represent only the right to receive (i) the Merger Consideration, and (ii) cash in lieu of fractional shares of C&N Common Stock which the shares of Susquehanna Common Stock represented by such certificate have been converted into the right to receive, as provided by Section 2.1(a)(vii), without any interest thereon and (iii) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.1(c)(iii), without interest thereon; 3.0 New Section 2.1(a)(vii) is added to read as follows: (vii) No Fractional Shares. No fractional shares of C&N Common Stock shall be issued in connection with the Merger. In lieu of the issuance of any fractional share to which a Susquehanna shareholder would otherwise be entitled, such shareholder shall instead receive, in cash (rounded to the nearest cent), an amount equal to the product of (i) the fraction of a share (after taking into account all shares of Susquehanna Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of C&N Common Stock to which such holder would otherwise have been entitled and (ii) $19.48. The Parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for

3 13302764.1 consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares. 4.0 Section 2.1(c)(i) is amended to read as follows: (i) Immediately prior to the Effective Time, C&N shall deposit with the Exchange Agent, in trust for the benefit of the holders of Susquehanna Shares, certificates representing an aggregate number of shares of C&N Common Stock into which the Susquehanna Shares are to be converted plus an amount in cash equal to the aggregate cash to be paid in lieu of fractional shares. Notwithstanding the foregoing, C&N may, at its election, deliver the required shares of C&N Common Stock in book entry form via direct registration in lieu of the delivery of physical certificates of C&N Common Stock. In no event shall the holder of any such surrendered certificates be entitled to receive interest on any cash to be received in the Merger. 5.0 Section 2.1(c)(ii) is amended to read as follows: (ii) As soon as practicable following the Effective Time, each holder of Susquehanna Shares that are to be converted into C&N Stock Consideration, upon proper surrender to the Exchange Agent of one or more certificates for such Susquehanna Shares for cancellation accompanied by a properly completed Letter of Transmittal, shall be entitled to receive (and the Exchange Agent shall deliver) certificates or electronic book entry to each holder’s account representing the number of shares of C&N Common Stock into which such Susquehanna Shares shall have been converted in the Merger and a check for any fractional shares in accordance with Sections 2.1(a)(vii). 6.0 Section 2.2 Undisbursed Merger Consideration is amended to read as follows: 2.2 Undisbursed Merger Consideration. The Exchange Agent shall return to C&N any remaining Stock Consideration and Cash on deposit with the Exchange Agent on the date which is one (1) year after the Effective Date. Any shareholder of Susquehanna who has not surrendered his or her certificate(s) to the Exchange Agent (an “Unexchanged Shareholder”) prior to such time shall be entitled to receive the Merger Consideration (including cash-in-

4 13302764.1 lieu of any fractional shares), without interest thereon, upon the surrender of such certificate(s) to C&N, subject to applicable escheat or abandoned property laws. No dividends or distributions that have been declared, if any, on C&N Stock Consideration will be paid to Unexchanged Shareholders entitled to receive C&N Stock Consideration until such Persons surrender their certificates (or electronic equivalents) for Susquehanna Common Stock, at which time all such dividends and distributions shall be paid, without interest. 7.0 This Amendment, together with the Agreement, constitutes the entire agreement between the Parties concerning their arrangements regarding the subject matter of the Agreement and supersedes all prior representations, discussions, and agreements, whether oral or written, between the Parties relating to such arrangements, and the Agreement is hereby amended in accordance with the provisions hereof. The Parties agree that the provisions of this Amendment form an essential component of the Agreement and, as such, shall be incorporated into and are hereby made an essential part thereof. This Amendment is intended to be read and construed in a manner consistent with the existing terms of the Agreement; however, if there is a conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control with respect to the subject matter of such conflict. [signature page follows]